Exhibit 99.1

News Release

June 16, 2010

BT TEAMS UP WITH RRSAT IN STRATEGIC ALLIANCE

London, UK and RE’EM, Israel - June 16, 2010 - BT’s Media & Broadcast division and RRsat Global Communications Network Ltd (RRsat) announced today a five year strategic alliance. The alliance will enable their customers to benefit from high quality broadcast services over a deeper global reach – as well as being a catalyst to facilitate both companies growth in their global media businesses.

The alliance will combine RRsat’s world-class capabilities in content management and global distribution services to the television and radio broadcasting industries over satellite, fibre and IP with BT’s Global Media Network and existing satellite portfolio,

RRsat will gain access to BT’s media switch in London linking in to its Global Media Network, satellite services and offering dedicated bandwidth for short-term event coverage, while BT’s media customers will benefit from the RRsat Global Network which offers extensive distribution coverage currently provided to more than 550 channels using over 50 satellite platforms in more than 150 countries.

Each company has agreed to bring between £5-£10million of additional business to the other party.

BT Wholesale’s Media & Broadcast director of global sales & marketing, Mark Wilson-Dunn, said: “This is an important step towards the formation of a global ecosystem to support the creation, movement and monetisation of content, and we are delighted to be taking that step alongside RRsat.”

David Rivel, founder and CEO of RRsat Global Communications Network, said “Bringing together the energy, culture and capabilities of both parties – and both our high quality service standards – promises exciting new prospects in the global broadcast and satellite market, delivering significant benefits for all our customers.”

Ends

Notes to Editors

BT’s Global Media Network provides access to all the key locations around the world where content is either created or distributed.  It offers low operating costs, fast connectivity, bandwidth and low latency. It provides 99.999% availability with no single point of failure and the functionality to control bandwidth allocation through online scheduling.

BT’s continues to invest in its Global Media Network year on year and as well as expanding the footprint, this investment is enabling M&B to offer additional internet based applications and media file transfer capabilities.

For places beyond the reach of our terrestrial solutions, M&B offers satellite solutions to over 100 countries, with hubs in a number of locations around the world, with our greatest capabilities being developed in the UK, Europe and across Africa.

For further information
BT
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

RRsat
Enquiries about this news release should be made to:
Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246

About BT
BT is one of the world’s leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group’s revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.  For more information, visit www.bt.com/aboutbt

About  RRsat Global Communications Network Ltd
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries, and communications solutions to the maritime, terrestrial and aviation markets through Station711, its mobile satellite arm. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries.  For more information, visit www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) the success of the strategic alliance with BT, (iii) our expectation to expand our client base and sell additional services to our existing client base, (iv) our ability to expand the product and service portfolio of Station711, (v) our ability to successfully integrate the teleports we acquired, (vi) our ability to develop and commercialize the RRinternetTV service, (vii) our expectation to extend the average length of our contracts in the future, (viii) our ability to report future successes and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

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